EXHIBIT 11.1

EFJ, INC. AND SUBSIDIARIES

COMPUTATION OF NET INCOME (LOSS) PER SHARE

December 31, 2007, 2006 and 2005

(in thousands, except share and per share data)

	2007	2006	2005
Net income (loss)	$(37,653)	$(6,781)	$22,549

Net income per share – Basic:
Weighted average common shares—Basic	26,039,246	25,844,956	20,984,688

Net income (loss) per share – Basic	$(1.45)	$(0.26)	$1.07

Net income per share – Diluted:

Shares used in this computation:
Weighted average common shares – Basic	26,039,246	25,844,956	20,984,688
Dilutive effect of shares under employee stock plans	67,570	151,430	247,670
Weighted average restricted shares granted	297,405	210,856	21,425
Weighted average common shares—Diluted	26,404,221	26,207,242	21,253,783

Net income (loss) per share – Diluted	$(1.45)	$(0.26)	$1.06

Although we have disclosed both basic and dilutive weighted average common shares, only basic weighted average shares were used to compute earnings per share in years in which there is a net loss.